Eletrobrás

DFR
Av. Pres. Vargas, 409 - 9° andar
20071-003 Rio de Janeiro RJ BR
Tel: 2514-6327 Fax: 2242-2694

04 FEB 26 AM 7:21

CTA-DFR- 1674 /2004

04010109

Rio de Janeiro, February 13, 2004.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on February 13th, 2004.

With regards,

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

2/26

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

140th Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to the Extraordinary Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on March 2nd, 2004, at 11:00 a.m. to discuss the following subjects:

1. Election of the Administration Council member;

In accordance with Instrução 165, dated 12.11.91, modified by Instrução 282, dated 28.06.98, both from Comissão de Valores Mobiliários, the minimum percentage of participation in the voting capital of the Company will be of 5% (five per cent), in order to request multiple vote.

The participation in such meetings will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until February 26th, 2004, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, February 11th, 2004.

DILMA VANA ROUSSEFF
President of the Administrative Council